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                                                                    EXHIBIT 99.2

                                                  #2778

                                                  Corporate Communications
[LOGO OMITTED]
                                                  W. R. Grace & Co.
                                                  7500 Grace Drive
                                                  Columbia, MD 21044


CONTACT:
            Media Relations:                         Investor Relations:
            William Corcoran                         Francine Gilbert
            (410) 531-4203                           (410) 531-4283
            OR                                                   OR
            Thomas M. Daly, Jr.                      Bridget Sarikas
            Kekst and Company                        (410) 531-4194
            (212) 521-4800



             W. R. GRACE & CO. FILES VOLUNTARY CHAPTER 11 PETITION
                           TO RESOLVE ASBESTOS CLAIMS

          -- COMPANY'S BUSINESSES WILL CONTINUE TO OPERATE AS USUAL --
        -- CONTINUED EMPHASIS ON PREMIER PRODUCTS AND CUSTOMER SERVICE --

     COLUMBIA, MARYLAND, APRIL 2, 2001 - W. R. Grace & Co. (NYSE: GRA) today announced that the Company has voluntarily filed for reorganization under Chapter 11 of the United States Bankruptcy Code in response to a sharply increasing number of asbestos claims. This Chapter 11 filing includes 61 of Grace's domestic entities. None of the Company's foreign subsidiaries are included in this filing.

     The filing, made today in the U.S. Bankruptcy Court in Wilmington, Delaware, will enable the Company to continue to operate its businesses in the usual manner under court protection from its creditors and claimants, while using the Chapter 11 process to develop and implement a plan for addressing the asbestos-related claims against it. The Company intends to work closely with asbestos claimants and other creditors to develop a plan of reorganization that will both address valid asbestos claims in a fair and consistent manner and establish a sound capital structure for long-term growth and profitability.

     The Company also announced that it has obtained $250 million in debtor-in-possession financing from Bank of America, N.A.. Following the court's approval, the Company can use these funds to help meet the future needs and obligations associated with operating its business, including payment under normal terms to suppliers and vendors for all goods and services that are provided after today's filing.


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     The Company expects that employees will continue to be paid in the normal manner, and their benefits will not be disrupted. The Company's qualified pension plan for retirees and vested current and former employees is fully funded and protected by federal law.

     Grace's Chairman, President, and Chief Executive Officer Paul J. Norris said, "This is a voluntary decision that, although very difficult, was absolutely necessary for us. We believe that the state court system for dealing with asbestos claims is broken, and that Grace cannot effectively defend itself against unmeritorious claims. The best forum available to Grace to achieve predictability and fairness in the claims settlement process is through a federal court-supervised Chapter 11 filing. By filing now, we are able to both obtain a comprehensive resolution of the claims we are facing and preserve the inherent value of our businesses. Under Chapter 11, litigation will be stayed and Grace will be able to address all of the valid claims against it in a fair and consistent manner in one proceeding. In the meantime, we will continue to operate our business in the usual manner, meeting all of our responsibilities to customers, employees, suppliers, and business partners. There is no other forum currently existing that would allow us to accomplish all of these objectives."

     Mr. Norris continued, "Until recently, Grace was able to settle claims through direct negotiations. The filings of claims had stabilized, and annual cash flows were manageable and fairly predictable. In 2000, the litigation environment changed with an unexpected 81% increase in claims, which we believe is due to a surge in unmeritorious claims. Trends in case filings and settlement demands, which show no signs of returning to historic levels, have increased the risk that Grace will not be able to resolve its pending and future asbestos claims under the current system."

     "Moreover, the recent Chapter 11 filings of Babcock & Wilcox, Pittsburgh-Corning, Owens Corning, Armstrong, and GAF are resulting in a significant increase in damages sought by claimants from Grace. Grace will now seek, through the court-supervised Chapter 11 process, to identify and implement a reasonable and just procedure for making payments to creditors and claimants determined to have valid claims against the Company."

     Mr. Norris added that, "Grace is a fundamentally sound company with strong cash flow. We have a clear leadership position in all of our major markets, many of them in industries vital to the economy. Over the past several years, the senior management and employees together have led the Company to many significant achievements, including streamlining the Company's operations and driving growth and productivity through our strategic growth initiatives and Six Sigma."

     "We are confident that, once we can finally resolve this difficult issue, the Company can leverage its inherent value and strong cash flow to emerge from reorganization as a strong, financially sound enterprise. In the meantime, we will operate as we

                                     (more)


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     always have, providing premier quality products and customer service. We urge Congress to pass legislation to address what the Supreme Court has described as an 'elephantine mass of asbestos cases' that defies customary judicial administration."

     Grace's asbestos liabilities largely stem from commercially purchased asbestos added to some of its fire protection products. The Company ceased to add any asbestos to its products in 1973. Grace is a co-defendant with many other companies in asbestos litigation, and has claims filed against it across the country. The Company to date has received over 325,000 asbestos personal injury claims, and has paid $1.9 billion to manage and resolve asbestos-related litigation. For the year 2000, asbestos-related claims against the Company were up 81% from the prior year with even higher increases for the first three months of 2001. Five other major companies involved in asbestos-related litigation have voluntarily filed for Chapter 11 under the US Bankruptcy Code since January 1, 2000, bringing the total to 26 companies since 1982.

     In light of the Chapter 11 filing, Grace's Annual Meeting of Stockholders, scheduled for May 10, 2001, has been cancelled.

     GRACE is a leading global supplier of catalysts and silica products, specialty construction chemicals and building materials, and container products. With annual sales of approximately $1.6 billion, Grace has over 6,000 employees and operations in nearly 40 countries. For more information, visit Grace's web site at www.grace.com or call the Grace Financial Reorganization hotline at 1-800-472-2399 (for international calls use your incountry AT&T Direct Access Number).


     This announcement contains forward-looking statements that involve risks and uncertainties, as well as statements that are preceded by, followed by or include the words "believes," "plans," "intends", "targets", "will," "expects," "anticipates," or similar expressions. For such statements, Grace claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements include those factors set forth in Grace's most recent Annual Report on Form 10-KA and quarterly reports on Form 10-Q, which have been filed with the SEC. # # #